OMB APPROVAL

OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-44363

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2022__ AND ENDING __12/31/2022__

                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **AKIN BAY COMPANY LLC**

TYPE OF REGISTRANT (check all applicable boxes):

[x] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant

     [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

780 3rd Ave 3nd Fl.

(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Rybakoff	**(212) 583-9800**	**jamesr@akinbay.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA

(Name – if individual, state last, first, and middle name)

100 E Sybelia Avenue	**Maintland**	**FL**	**32751**
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jame Rybakoff__ _____swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Akin Bay Company LLC__ _____, as of __12/31__ _____ __2__ 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF _NEW YORK_

COUNTY OF _NEW YORK_

SUBSCRIBED AND SWORN TO BEFORE ME

THIS _30_ DAY OF _MARTH_ _2023_

BY _____

Notary Public

Signature: _____

Title: __President/CEO__

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- (t) Independent public accountant's report based on an examination of the statement of financial condition.
- (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☑ (z) Other: __SIPC-7__ _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



AKIN BAY COMPANY

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

PURSUANT TO SEC RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2022

AKIN BAY COMPANY LLC

TABLES OF CONTENTS

FOR THE YEAR ENDED DECEMBER 31, 2022



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130   *Certified Public Accountants*   Telephone 407-740-7311
Maitland, FL 32751   Email: pam@ohabco.com   Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of Akin Bay Company LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Akin Bay Company LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Akin Bay Company LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Akin Bay Company LLC's management. Our responsibility is to express an opinion on Akin Bay Company LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Akin Bay Company LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Akin Bay Company LLC's auditor since 2022.

Maitland, Florida

March 27, 2023

AKIN BAY COMPANY LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2022

Assets

Cash and cash equivalents	$	73,378
Property and equipment, net		51,306
Right of lease assets		16,548
Security deposit		45,732
Prepaid expenses		14,413
Other assets		5,625
Total assets	$	207,002

Liabilities and Members' Equity

Accounts payable	$	34,569
Lease Liability		13,847
Total liabilities		48,416
Members' equity		158,586
Total liabilites and Membrs' Equity	$	207,002

AKIN BAY COMPANY LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022

1. NATURE OF OPERATIONS

Akin Bay Company LLC (the "Company") was Organized as a limited liability company under the laws of the State of New York on June 19, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company primarily engages in providing investment banking and advisory services to its clients. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable

Investment banking income due but not yet received that is expected to be collected within one year is recorded as accounts receivable at net realizable value. In this situation, the transaction closes but there are certain contingent milestones, the Company will not record, the receivable until all contingencies are met. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment

Property and equipment are recorded at cost. Depreciation for property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

	Life
Leasehold improvements	Lesser of remaining lease term or life of asset
Office equipment	5
Furniture and fixtures	5

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Consulting Fees

The majority of consulting fees are related to independent third parties providing financial analysis.

Significant Judgements

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue Recognition

The Company provides investment banking and advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangements is completed (the closing date of the transaction).

For certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers are recognized revenue when the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. At year end, no deferred revenue or open contracts exist.

Advisory fees and services include financial analysis, structuring of capital, presentations and strategy for raising capital. Investment banking usually cover some of the same services and closing a transaction, such as raising debt or M&A.

Leases

The Company leases certain buildings and vehicles. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Leases (Cont 'd)

Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable.

Since most of the Company's leases do not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU assets also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise the option.

Income Taxes

The Company is classified as a Partnership for Federal and New York State tax purposes, whereby the Company's income or loss is reported by the partners on their own income tax returns. Accordingly, no provision has been made for Federal and New York State taxes. The Company remains liable for New York City Unincorporated Business tax. During 2022, the Company tax due of $30,306. As of December 31, 2022, the Company's tax years for 2021, 2020, and 2019 are subject to examination by the tax authorities.

The Company has evaluated its current tax positions and has concluded that as of December 31, 2022, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment less accumulated depreciation as of December 31, 2021. Depreciation expense for the year then ended was $78,699.

Leasehold improvements	$	283,069
Office equipment		24,095
Furniture and fixtures		127,923
		435,087
Less: accumulated depreciation		(383,781)
Property and equipment, net	$	51,306

4. CONCENTRATIONS OF RISK

The Company maintains its cash balances at a major financial institution. The balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company from time to time, has had an amount greater than $250,000 in cash on deposit.

The Company engages in various investment banking and advisory services. In the event customers do not fulfill their obligations, the Company may be exposed to small amount of risk relating to its out-of-pocket expenses. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer.

5. COMMITMENTS

The Company leases its office space under the terms of a noncancelable operating lease expiring on June 29, 2023. The Company also leases an automobile under a non-cancelable operating lease expiring on September 30, 2023.

The Company has a cash deposit of $45,732 for the office lease.

Future minimum lease payments under the non-cancelable leases are as follows:

Year ending December 31,	Rent		Automobile	
2023	$	91,168	$	8,555

As of December 31, 2022, there were no commitments and contingencies.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $50,746 which is $45,746 in excess of its required net capital of $5,000. The Company's net capital ratio at December 31, 2022 was .68 to

7. PAYCHECK PROTECTION PROGRAM LOAN

On May 4, 2020, The Company was approved for a loan from Citibank, N.A ("Citi") through the Small Business Administration ("SBA") Paycheck Protection Program ("PPP"), in an effort to secure emergency funding to support its operations as a result of the COVID-19 pandemic.

On July 1, 2021 the Organization received loan proceeds in the amount of $35,400 from a financial institution. The note includes a five-year maturity and interest at a rate of 1% per annum. The loan and accrued interest are forgivable if they are used for qualifying expenses such as payroll, benefits, rent and utilities, and maintains its payroll levels. As of December 31, 2022, the loan has been forgiven.

8. RELATED PARTIES

As of December 31, 2022, there were no related parties.

9. SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through March 27, 2023 the date which the financial statements were issued. There are no other material effects that will affect financial statements.

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2022

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Akin Bay Company LLC
780 3rd Ave. 32nd Fl.
New York, NY 10017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James Rybakoff 212-583-9800

2. A. General Assessment (item 2e from page 2) $6,510

   B. Less payment made with SIPC-6 filed (**exclude interest**) (0)

   Date Paid

   C. Less prior overpayment applied (2,871)

   D. Assessment balance due or (overpayment) 3,639

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum 0

   F. Total assessment balance and interest due (or overpayment carried forward) $ 3,639

   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
   Total (must be same as F above) $ _____

   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Akin Bay Company LLC

(Name of Corporation, Partnership or other organization)

James Rybakoff

(Authorized Signature)

Dated the 15 day of February , 20 23 .

President & CEO

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked Received Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2022
and ending 12/31/2022

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,340,355

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   0

    (2) Net loss from principal transactions in securities in trading accounts.   0

    (3) Net loss from principal transactions in commodities in trading accounts.   0

    (4) Interest and dividend expense deducted in determining item 2a.   0

    (5) Net loss from management of or participation in the underwriting or distribution of securities.   0

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   0

    (7) Net loss from securities in investment accounts.   0

        Total additions   0

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   0

    (2) Revenues from commodity transactions.   0

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   0

    (4) Reimbursements for postage in connection with proxy solicitation.   0

    (5) Net gain from securities in investment accounts.   0

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   0

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   0

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        0   0

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

        Enter the greater of line (i) or (ii)   0

        Total deductions   0

2d. SIPC Net Operating Revenues $ 4,340,355

2e. General Assessment @ .0015 $ 6,510

        (to page 1, line 2.A.)